VIA EDGAR

Larry Spirgel

Ajay Koduri

Christie Wong

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Signal Bay, Inc.
Form 10-12(G)
Filed November 25, 2014
File No. 000-12350

On behalf of Signal Bay, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated December 18, 2014. To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1. It appears from your filing that you are a shell company that is defined under Rule 405 of the Securities Act as a registrant that has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amounts of cash and cash equivalents and nominal other assets. Please revise your disclosure under “Business of Registrant” on page 2 and “Management’s Discussion and Analysis and Results of Operations” on page 11 to state that you are shell company. Further, provide appropriate risk factor disclosure regarding the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

Per staff’s comment, we have revised the aforementioned sections accordingly and have added appropriate risk factor regarding the unavailability of Rule 144.

2. Please tell us whether Signal Bay Research (accounting acquirer) had any assets, liabilities, results of operations, and retained earnings prior to the merger. If so, please include the accounting acquirer’s financial statements for the most recent two years.

Signal Bay Research had no assets, liabilities, results or operations nor retained earnings prior to the merger.

Risk Factors, page 5

We cannot guarantee that an active trading market will develop…., page 8

3. It appears your shares of common stock are restricted securities. Please revise.

Per staff’s comment, we have revised Risk Factors accordingly. The risk factor on page 8 relates to the fact that the company's stock currently trades on the OTC and has an inactive trading market and any purchases of the stock may be difficult to resell because of the inactive markets

1

Directors and Executive Officers, page 15

4. Please provide a description of the business experience of your executive officers. See Item 401(e) of Reg. S-K.

Per staff’s comment, we included the description of the business experience of our executive officers.

Series A Convertible Preferred Stock, page 20

5. It appears your disclosure under this section and the section regarding the “Series B Convertible Preferred Stock” mistakenly references the wrong securities regarding rank and conversion provisions, respectively. Please revise or advise.

Per staff’s comment, we have revised the securities rank and conversion provisions for both “Series A Convertible Preferred Stock” and “Series B Convertible Preferred Stock.”

The Company hereby acknowledges that:

●

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Signal Bay, Inc.

By:	/s/ William Waldrop
Name:	William Waldrop
Title:	CEO